EXHIBIT 1


FOR IMMEDIATE RELEASE                                             MARCH 11, 2002




                                  Announcement





                              BCP Declares Dividend

(Lisbon, March 8, 2002) - The Board of Directors of BCP International Bank Limited (NYSE: BCPPRA) (the "Company"), a subsidiary of Banco Comercial Portugues (BCP, NYSE: BPC, BCPPRA) has on March 8, 2002 declared a dividend on the Company's 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share) (the "Series A Preference Shares"), in the amount of $1.0000000000 per share payable on April 2, 2002 to holders of record of the Series A Preference Shares on March 18, 2002.


Banco Comercial Portugues
End of announcement



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